Filed Pursuant to Rule 433

Registration Statement No. 333-209867

Thermo Fisher Scientific Inc.

Term Sheet

September 14, 2016

2.950% Senior Notes due 2026

Issuer:	Thermo Fisher Scientific Inc.

Principal Amount:	$1,200,000,000

Maturity Date:	September 19, 2026

Coupon (Interest Rate):	2.950%

Yield to Maturity:	3.092%

Benchmark Treasury:	1.500% due August 15, 2026

Spread to Benchmark Treasury:	T +140 basis points

Benchmark Treasury Price and Yield:	98-08 / 1.692%

Interest Payment Dates:	March 19 and September 19, commencing on March 19, 2017

Redemption Provision:	At any time and from time to time prior to June 19, 2026 (three months prior to their maturity), the issuer may redeem the notes, in whole or in part at its option, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest in respect of the notes being redeemed that would be due if such notes matured on June 19, 2026 (three months prior to their maturity) but for the redemption (not including any portion of the payments of interest accrued but unpaid as of the date of redemption) discounted on a semi-annual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Rate plus 25 basis points, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption. In addition, on and after June 19, 2026 (three months prior to their maturity), the issuer may redeem the notes in whole or in part at its option, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Issue Price:	98.787%

Settlement Date:	September 19, 2016 (T+3)

Current Ratings*:	Moody’s: Baa2 (Stable) S&P: BBB (Stable) Fitch: BBB (Stable)

CUSIP:	883556 BR2

ISIN:	US883556BR21

Joint Book-Running Managers:	J.P. Morgan Securities LLC Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated U.S. Bancorp Investments, Inc.

Co-Managers:

BNP Paribas Securities Corp.

BNY Mellon Capital Markets, LLC

Credit Suisse Securities (USA) LLC

HSBC Securities (USA) Inc.

ING Financial Markets LLC

KeyBanc Capital Markets Inc.

Loop Capital Markets LLC

Mizuho Securities USA Inc.

Morgan Stanley & Co. LLC

MUFG Securities Americas Inc.

SMBC Nikko Securities America, Inc.

Scotia Capital (USA) Inc.

Wells Fargo Securities, LLC

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Credit ratings are subject to change depending on financial and other factors.

The offering is being made pursuant to an effective registration statement on Form S-3 (including a prospectus) filed with the U.S. Securities and Exchange Commission (the “SEC”). Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533; or by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146; or by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611.